

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

<u>Via E-mail</u>
Tian Jia
Chief Executive Officer
China Inc.
12520 A1 Westheimer #138
Houston, Texas 77077

>   **Re: China Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed January 17, 2012**
>   **File No. 333-169406**

Ms. Tian Jia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Summary, page 3</u>

1.   We note your responses to prior comments 2, 6 and 10. While you have revised your disclosure to state that offering proceeds will not be used to repay $30,750 in advances received from your chief executive officer, it is unclear how you would be able to repay these obligations otherwise. In this regard, we also note that the advances are payable on demand. Please disclose how you intend to repay the advances if demand is made by your chief executive officer before you are able to generate revenues.

<u>Risk Factors, page 5</u>

2.   In response to prior comment 7 you have filed "revised" Articles of Incorporation. However, the Articles remain dated May 21, 2008. In addition, it is unclear whether the new Articles, or an appropriate amendment to the original Articles of Incorporation, have

been filed with the State of Nevada. Please advise and file as exhibits copies of the Articles filed with the State of Nevada, if any.

3.   We refer to prior comment 5 of the staff's letter dated June 2, 2011 and comment 12 of the staff's letter dated October 13, 2010. Given that risk factor (4) on page 5 states that cadmium telluride has not been widely tested or accepted for use in the solar industry, please revise your summary and the rest of your prospectus to clearly disclose the level of acceptance and availability of cadmium telluride within the industry. Also, please add risk factor disclosure specifically discussing the challenges and risks related to the use of cadmium telluride.

Procedures for Notification of Material Changes and Refunds, page 12

4.   Please disclose the procedure by which you may change the material terms of this offering, including the minimum offering amount, and the time period within which you will notify investors of any change to the material terms of this offering. In addition, please describe the steps that investors will need to take to request a refund in the event of such a change and disclose how many days it will take for investors to receive their refund checks after submitting their refund requests to you.

Information with Respect to the Registrant, page 14

5.   We note your response to prior comment 16 and the changes you made to the filing. Please revise to include all the information required by Item 11(i) of Form S-1 regarding changes in and disagreements with accountants. That is, expand your disclosure to address all required matters under S-K Item 304 and furnish the letter from the former accountant, as specified in paragraph (3) of that Item. Please note that the letter from the former accountant should be filed as an exhibit to your registration statement.

Dependence on Government Subsidies and Incentives, page 18

6.   You disclosed in your prior amendment that you were not qualified for U.S. government grants or loan guarantee programs. However, your revised disclosure here states that you are qualified for such grants and programs. Please advise as to the process by which you determined that you are now qualified for government grants and programs.

Results of Operations, page 21

7.   We note your response to prior comment 26 and reissue in part. Please revise to disclose the material terms, including term, termination and warranty provisions, if any, of your arrangement with Himin Clean Energy Holdings, Ltd.

Business Experience, page 22

8.   We note that your chief executive officer is no longer the chief executive officer and chief financial officer of Great Wall Builders Ltd. Please revise her biography accordingly. In addition, given her age at the relevant times, please provide additional detail regarding Ms. Tian Jia's specific responsibilities as supervisor of more than 2,000 workers from 1982-1988 as well as the durable cement products derived from her research from 1988-1990.

Summary Compensation Table, page 23
Compensation of Directors Table, page 23

9.   Disclose your compensation for the most recently completed fiscal year rather than for the last twelve months. If you choose to provide your fiscal year 2012 compensation, please do so in addition to, and not instead of, your fiscal year 2011 compensation information.

Exhibit 5

10.   Revise the second-to-last paragraph of the opinion to clarify its meaning.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have any questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director